Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – April 17, 2019

FORTIS INC. ANNOUNCES PRICING, EARLY TENDER RESULTS AND EARLY

SETTLEMENT ELECTION OF ITS TENDER OFFER FOR ITS 3.055% NOTES DUE 2026

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced today the determination of the pricing and the early tender results for its previously announced tender offer to purchase for cash up to US$400 million of its outstanding 3.055% Notes due 2026 (the "Notes"). The tender offer is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase, dated April 4, 2019 (the "Offer to Purchase"). Fortis previously announced the completion of the sale of its 51% interest in the Waneta Expansion Hydroelectric Project in British Columbia, which satisfies the Waneta Sale Condition (as defined in the Offer to Purchase).

Fortis will pay holders of the Notes ("Holders") who validly tendered Notes on or prior to 5:00 p.m., New York City time, on April 17, 2019 (such date and time, the "Early Tender Date"), subject to proration as described in the Offer to Purchase, the Total Consideration of US$965.43 for each US$1,000 principal amount of the Notes accepted for purchase, which includes an early tender premium of US$30.00 per US$1,000 principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the Early Settlement Date (as defined below). The Total Consideration for each US$1,000 principal amount of Notes validly tendered on or prior to the Early Tender Date and accepted for purchase was determined in the manner described in the Offer to Purchase, calculated as of 2:00 p.m., New York City time, on April 17, 2019 (the "Pricing Time"). Fortis has elected to make payment on April 18, 2019 (the "Early Settlement Date") for the Notes it has accepted for purchase.

The Total Consideration is detailed in the table below:

Title of Security	CUSIP Number	Reference Treasury Security	Bloomberg Reference Page	Fixed Spread	Early Tender Premium (1)	Total Consideration (1) (2)
3.055% Notes due 2026	349553AM9/ 349553AL1/ C35797AB2	2.625% U.S. Treasury Note due February 15, 2029	FIT1	100 bps	US$30.00	US$965.43

(1)	Per US$1,000 principal amount of Notes validly tendered.
(2)	Based upon a Reference Yield of 2.587% as of the Pricing Time and the resulting Tender Offer Yield of 3.587%; excludes accrued and unpaid interest (each capitalized term as defined in the Offer to Purchase unless otherwise defined herein). The Total Consideration includes the Early Tender Premium.

The table below sets forth the principal amount of Notes validly tendered on or prior to the Early Tender Date:

Title of Security	CUSIP Number	Principal Amount Outstanding	Maximum Tender Amount	Principal Amount Tendered
3.055% Notes due 2026	349553AM9/ 349553AL1/ C35797AB2	US$1,500,000,000	US$400,000,000	US$1,051,270,000

Notes tendered pursuant to the tender offer may no longer be withdrawn, except as required by law (as determined by Fortis).

The tender offer will expire at 11:59 p.m., New York City time, on May 1, 2019, unless extended or earlier terminated. Because the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date exceeded the Maximum Tender Amount, Fortis will accept only the Notes tendered on or prior to the Early Tender Date on a prorated basis as provided in the Offer to Purchase and will not accept any Notes tendered after the Early Tender Date.

Fortis' obligation to purchase any Notes in the tender offer is subject to the satisfaction or waiver of certain conditions (other than the Waneta Sale Condition, which is now satisfied) set forth in the Offer to Purchase.

Goldman Sachs & Co. LLC is acting as dealer manager for the tender offer. The information agent and tender agent is D.F. King & Co., Inc. Copies of the Offer to Purchase and related tender offer materials are available by contacting D.F. King & Co., Inc. at (800) 820-2415 (toll-free), (212) 269-5550 (banks and brokers) or email fortis@dfking.com. Questions regarding the tender offer should be directed to Goldman Sachs & Co. LLC at (800) 828-3182 (toll-free) or (212) 902-6351 (collect).

This media release does not constitute an offer to sell or purchase, or the solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to the Notes.

The tender offer for the Notes is only being made pursuant to the tender offer documents, including the Offer to Purchase that Fortis has distributed to Holders. The tender offer is not being made to Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the tender offer is required to be made by a licensed broker or dealer, it shall be deemed to be made by the dealer manager or any other licensed broker or dealer on behalf of Fortis.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at December 31, 2018. The Corporation’s 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information

Fortis includes “forward-looking information” in this media release within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and other similar terminology or expressions have been used to identify the forward-looking information, which includes the proposed timing for completion of the tender offer and the expectation that the tender offer will be completed on the terms described herein.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com